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                                                                    May 18, 2005

VIA EDGAR
---------

Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Corporate Property Associates 12, Inc.
         Form 10-K for the year ended December 31, 2004
         File No. 033-68728

Dear Mr. Flinn:

The following is the Company's response to the comments included in your letter dated May 5, 2005 regarding the above-captioned filing. For ease of reference we have included the original question above our response.

How Management Evaluates Results of Operations, Appendix A Page 4
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1.       We have considered your response to our previously issued comment 1.
         Since you do not control the unconsolidated properties, we continue to object to a presentation in which you aggregate revenue from consolidated and unconsolidated properties to derive a total amount of lease revenues. We would not object to a presentation of lease revenues for your consolidated properties separately from those of your unconsolidated properties provided the information is made in the context of discussing how you derive income from your unconsolidated properties. Please revise your presentation in future filings as appropriate.

In accordance with your recommendation, the Company will revise its presentation for future filings, beginning with its 2005 first quarter filing, (as filed on May 10, 2005) to separately disclose lease revenues from the Company's consolidated and unconsolidated properties.

If you have any questions regarding the Company's response to your comments please call me at 212-492-1166. Thank you for your prompt attention to this matter.

                                            Sincerely,

                                           /s/ Claude Fernandez
                                           --------------------
                                               Claude Fernandez
                                               Managing Director and
                                               acting Chief Financial Officer



cc:  Cicely D. Luckey
     James Barnes, Esq.